EURO TUNNEL

Eurotunnel PLC
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
Telephone: 01303 273300
Fax: 01303 850360

Internet: www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

15 July 20

Dear Sirs,

82-3000 82-2999

RE : Eurotunnel PLC ~~(82-2999)~~/Eurotunnel SA ~~(82-3000)~~ : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose copies of the press release issued by Eurotunnel following the completion of the debt and Equity Note tender offers.

Yours faithfully

D Leonard
Secretary

Cc: B Teitelbaum
Citibank ADR,
New York

dlw 8/1

Not for distribution in the US, Canada or Japan

For immediate release 12 July 2002

EUROTUNNEL REDUCES DEBT BY £446M AND CUTS ANNUAL INTEREST CHARGES

Eurotunnel today announces that the debt and Equity Note tender offers launched on 26 March 2002 have successfully closed.

As a result, Eurotunnel's debt has been reduced by £446 million, an exceptional profit of £442 million will be reported in the second half of this year, and interest charges will be reduced by £35 million in the current year, by £20 million in 2003 and by an estimated £30 million per annum from 2006 onwards.*

Background

The principal objective of the transactions announced on 26 March was to buy back existing debt at a significant discount to its face value, financed by the proceeds of a new long term financing. The transactions aimed to:

- reduce debt by more than £400 million
- reduce annual interest charges
- extend the maturity profile of Eurotunnel's Senior Debt and part of its Junior Debt
- increase the proportion of Eurotunnel's debt service cost which is fixed or capped

The Equity Note tender offer aimed to reduce interest charges in 2002 and 2003.

Outcome

Following the successful completion of an issue of £740 million fixed rate bonds repayable from 2026-2028, Eurotunnel has:

- Repurchased £839 million of subordinated debt at a weighted average price of 43%, resulting in a net debt reduction of £443 million; and

- Refinanced £343 million of its Junior Debt which was due to be repaid between 2007 and 2012 with new debt repayable in 2026 and 2028, and extended the maturity of £232 million equivalent Senior Debt by seven years to 2009-2012.

The take up of the Equity Note tender offer was 60% of the £635 million of Notes outstanding, resulting in a reduction in Eurotunnel's interest charges of £16 million in 2002 and £17 million in 2003. The acquisition of deferred interest will result in a debt reduction of £3 million.

Eurotunnel's interest charges in 2002 will be reduced by a total of £35 million as a result of the impact of the £16 million reduction in Equity Note interest and a non-recurring saving of £19 million resulting from the debt tender.

---

*All figures in this release are based on an exchange rate of £1: €1.539. Future reported figures will depend on exchange rates for the relevant period.

Combined with the reduction in interest charges, the extension of debt repayments significantly reduces Eurotunnel's debt service over the next decade. No debt is now repayable before 2006. The transaction has also resulted in the replacement of £1185 million variable rate debt with £740 million of debt at fixed rates until 2026-2028, substantially reducing Eurotunnel's exposure to variable interest rates. As a result, over 80% of Eurotunnel's debt is either capped or fixed until 2009.

These transactions are the latest in a series undertaken since 1999, which has resulted in a cumulative debt reduction of more than £900 million.

Eurotunnel has been advised by Dresdner Kleinwort Wasserstein and Merrill Lynch International.

Further details of the transactions are set out in the Annex.

Roger Burge, Eurotunnel's Chief Financial Officer, commented:

"We set out to reduce our debt and interest charges and extend the term of our debt in order to match more closely the 84-year life of our Tunnel concession. We have succeeded on all fronts and thereby secured important long-term benefits for our shareholders."

This press release does not constitute an offer to sell, purchase, exchange or transfer any securities or a solicitation of any such offer in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended, (the "Securities Act"). Neither Eurotunnel, the Dealer Managers nor any other participant in the transactions described herein intends to register any securities under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States in connection with the proposals described in this announcement.

To the extent that this press release constitutes a financial promotion under section 21 of the Financial Services and Markets Act 2000, it has been approved for that purpose by Dresdner Kleinwort Wasserstein Limited and Merrill Lynch International, each of which is regulated by the Financial Services Authority.

Documentation relating to the proposals has been posted on the Eurotunnel Company Information website: www.eurotunnel.com

END

Notes to Editors:
A conference call for wire service journalists will be held at 7.45am UK time today. Dial-in tel: 00 44 (0) 20 8240 8243

For further information, refer to Eurotunnel press releases dated 26 March, 7, 23, 24, 27, 29 , 30 May and 3 July 2002.

Enquiries:
Eurotunnel
Kevin Charles (UK media enquiries)
Tel: 00 44 (0) 1303 288 737
Sarah Dorso (investor and analyst enquiries)
Tel: 00 33 3 21 00 64 79

Citigate Dewe Rogerson
Tel: 00 44 (0) 207 638 9571
Anthony Carlisle

Dresdner Kleinwort Wasserstein
Tel: 00 44 (0) 207 623 8000
David Hutchison
Jonathan Flory
Charles Hyatt
Andrew Loadsman

Merrill Lynch International
Tel: 00 44 (0) 207 995 2000
James Wardlaw
Dominique Lemaire

News Release No. 813

ANNEX

Eurotunnel's Capital Structure

Following the transactions, Eurotunnel's capital structure is as follows:

(in millions)	Book Value of Debt £	€	Total £ [1]	Repayment	2003 Annual Interest Rate	Fixed / Variable
Core Debt						
Senior Debt	140	141	232	2009 – 2012	6.3% [4]	£31m Fixed / £201m Variable
Tranche IV	47	120	125	2006 – 2018	9.0%	Fixed
New Tier 1A Junior Debt	740	0	740	2026 - 2028	6.9% [2]	Fixed
Existing Junior Debt (Tiers I, II, and III)	1,421	2,627	3,128	2007 – 2025	6.1%	Variable 2004 onwards
Subordinated Debt						
Resettable Advances	238	488	555	2050	6.0%	Variable 2004 onwards
Stabilisation Advances [3]	249	356	480	2018 – 2026	0%	0% to 2006 Variable thereafter
Participating Loan Notes	424	639	839	2040	1%	1% Fixed with 23.3% of pre-tax cashflow after debt service from 2006 at earliest
Total Core & Subordinated Debt		**Total Book Value**	**6,099**	**Average 2003 Interest Rate**	**5.0 %**	**over 80% capped / fixed until 2009**
Equity Notes	127	193	252	2003	4.45%	Fixed until redemption in 2003

(1) Exchange rate as at 30 June 2002 of £1 : €1.539
(2) Average cost to Eurotunnel including premium paid to MBIA on the AAA tranche of £620 million
(3) Includes Equity Notes Deferred Interest
(4) Estimated

Eurotunnel has interest rate collars covering £3.5 billion of its debt to protect it against rising interest rates from 2004 – 2009. The combined effect of these collars and the new fixed rate bonds issued is that over 80% of its total debt is either capped or fixed until 2009.

Equity Note Redemption

Pursuant to the Redemption Offer for the Equity Notes, 275,547,040 of the 457,052,703 Equity Notes in issue prior to the transaction were tendered in acceptance of the offer. This results in an entitlement to a total of 278,302,491 Units which will increase the number of Units outstanding by 13% to 2,362,550,383. As a result of the exercise of 2001 Warrants, 0.07% of the Equity Notes outstanding after the Redemption Offer will be repurchased in July 2002. After the Redemption Offer, 181,505,663 Equity Notes will be outstanding, with a total face value of £252 million.

Eurotunnel is now able to apply 72% of 2003 warrant proceeds, if exercised, to repay or repurchase debt. Eurotunnel is required to apply the balance of 2003 Warrants proceeds to redeem in cash up to approximately 39% of the Equity Notes which remain outstanding at the premia to their issue price specified in the terms of the Notes. The total number of units in issue after redemption of the remaining equity notes in December 2003 would be 2,546 million with no further warrant exercise, or 2,787 million if all remaining 2003 warrants are exercised.

The combined subscription price per unit under the 2003 Warrants is £0.6667 and €1.00 (in total £1.32 or €2.03 based on an exchange rate of £1 : €1.539).

Operating Cashflow Covenant

In May 2002, Eurotunnel obtained the requisite majority among Junior and Senior Lenders for the deletion of the operating cashflow covenant contained in the Agreement Among Lenders, and it has therefore been removed.

Changes to Application of Cashflow

Up to January 2004, as a result of changes to Eurotunnel's loan agreements, cash generated in an amount up to £100 million in excess of that required to service all interest due on Resettable Advances in each six month period would be applied (a) 50%, to prepayment of Junior Debt Tier 1 or, if none, Junior Debt Tier 2, and (b) as to the other 50%, to market purchases of Junior Debt Tier 3 or prepayment of Junior Debt Tier 1 or, if none, Junior Debt Tier 2, at Eurotunnel's discretion. Fixed Link Finance, the Junior Debt repackaging vehicle, which holds approximately 32% of this debt, will be excluded from any such prepayment (other than a prepayment in full) or market purchases until (and excluding) February 2009 at the earliest. Between January 2004 and the end of the Stabilisation Period, any cash in excess of that required to service Resettable Advances up to £200 million in each six month period would be applied as set out above, instead of being applied to prepayment of Stabilisation Advances as was the case under the previous arrangements.

Details of Tender

Eurotunnel has acquired the following amounts of outstanding debt:

Instrument		Principal Amount Acquired		Average Price paid (as a percentage of face value) [(1)]
Resettable Advances	R5 (£)	£	296,630,533	47.9%
	R4 (€)	€	465,574,968	48.0%
Stabilisation Advances –T1	S8 (£)	£	50,142,651	32.0%
	S6 (€)	€	28,087,659	32.0%
	S7 (€)	€	40,032,863	32.0%
Stabilisation Advances –T2	S8 (£)	£	75,905,892	29.9%
	S6 (€)	€	107,647,372	30.0%
Total		£	422,679,076	
		€	641,342,863	
Total (£ equivalent)		**£**	**839,406,082**	

(1) Average price calculated as a weighted average based on the amount tendered prior to the Early Tender Date and the amount tendered thereafter.

Details of Bonds Issued

Fixed Link Finance II, a new financing vehicle, has issued bonds backed by new Eurotunnel Tier 1A debt as follows:

	Class G1 – AAA Sterling	Class A – BBB Sterling
Size	£620 million	£120 million
Spread	93bps over Gilts	330bps over Gilts
Coupon	5.78%	8.15%
Maturity	50% February 2027 / 50% February 2028	February 2026

Details of Interest Charge Reduction

The reduction of £35m in Eurotunnel's interest charges in 2002 arises from a £16 million reduction in Equity Note interest (from 26 January 2002) and a net saving of £19m arising from

the difference between the interest payable on (i) the Tier 1A Junior Debt and (ii) the interest payable on the debt repurchased. The portion of the £19m net saving arising from the forgiveness of interest on the Resettable Advances from 28 January 2002 is non-recurring.

In a full year the interest reduction relating to Equity Notes would have been £17 million, and the net interest saving from the debt tender would have been £7 million excluding the non-recurring element. This would have been partially offset by additional interest payable on the Senior debt which is not being repaid (£4 million in 2003).